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                                                                  EXHIBIT (c)(3)



                 AMENDMENT TO PLAN TO RECAPITALIZE THE COMPANY

                          (Dated as of June 8, 1998)


     The following amends the Plan to Recapitalize the Company (the "Plan") adopted by the Board of Directors of Samsonite Corporation, a Delaware corporation (the "Company"), dated May 12, 1998.

     Section 1.01 of the Plan is hereby amended to reduce the percentage of shares tendered for from approximately 60% to approximately 51%.

     Section 1.06 of the Plan is hereby amended to include the following
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language: "; provided that any action to be taken with respect to stock option adjust ments shall require the approval of the Executive Committee and, to the extent required under the terms of the applicable plans or to insure compliance with Rule 16b-3 of the Securities Exchange Act of 1934, as amended, the Compensation Committee."